UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 March 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

10th March 2023

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 9th March 2023, it transferred to participants in an employee share scheme 1,860 Ordinary Shares at a price of €16.19 per Ordinary Share.

CRH plc also announces that yesterday, 9th March 2023, it transferred to the Trustees of the CRH plc Employee Benefit Trust 3,032,052 Ordinary Shares at a price of €48.735 per Ordinary Share for the purpose of satisfying vested awards made under the CRH 2014 Performance Share Plan.

Following the above transactions, CRH plc holds 7,202,390 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 744,937,948.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 10 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary